UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended September 30, 2002.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology ! changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

December 10, 2002

By

/s/ David M. Hall

      Name: David M. Hall

      Title: CFO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

Year ended September 30, 2002

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Table of Contents

  Overview
  Critical Accounting Policies
  Changes in Accounting Policies
  Results of Operations
  Revenues
  Expenditures
  Liquidity and Capital Resources
    Forward-Looking Statements and Cautionary Factors That May Affect Future Results
  Managements’   Responsibility   for Financial Reporting

Overview

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel.  Products using our drug-coated stent technology have been approved for commercial sale in Europe, and other countries outside of the regulated markets of the United States and Japan, by our licensees, Cook, Incorporated (“Cook”) and Boston Scientific Corporation (“BSC”).  We expect at least one of our licensees to receive FDA approval in fiscal 2003 or early fiscal 2004.

We are conducting Phase 2 clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.  The Pilot Phase 2 clinical study for severe psoriasis was completely enrolled as at September 30, 2002 and results are expected in the first half of fiscal 2003.  For the rheumatoid arthritis Phase 2 clinical study, three of the expected 50 patients were enrolled by September 30, 2002 and completed enrolment is expected by the end of June 2003.

We continue to add to our existing technology through our clinical development programs, internal research and development, and through product acquisition and in-licensing.  On September 27, 2002, we entered into an agreement with Cohesion Technologies, Inc. (“Cohesion”) to acquire Cohesion in an all stock merger transaction.  The purchase price is approximately US $42.0 million (including in the money options and warrants), or approximately US $4.05 per common share of Cohesion, subject to adjustment by a ‘collar’ provision with respect to our trading price. The transaction is expected to close in the second quarter of fiscal 2003, subject to various regulatory and shareholder approval.  Upon completion, we will account for this acquisition using the purchase method of accounting.

Cohesion focuses on developing and commercializing proprietary surgical products, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration, which can increase the effectiveness of, and minimize complications following, open and minimally invasive surgeries. Cohesion has two products that have CE Mark and FDA approval; CoStasis Surgical Hemostat and CoSeal Surgical Sealant.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 13 to our consolidated financial statements for the year ended September 30, 2002. These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates and assumptions are made. Actual results could differ from our estimates.  Areas of significant estimates include amortization of capital and intangible assets, and recognition of deferred revenue.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Intangible assets

Revenue recognition

Our revenue to date has primarily been derived from license fees which are comprised of initial fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement.

In our fourth quarter of fiscal 2002, royalty revenue commenced from the commercial sale of drug-coated stents in certain countries outside of the regulated markets of Europe, the United States and Japan.  We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date.

In September 2002 we capitalized approximately $2.4 million in milestone expenditures due to certain licensors upon the European marketing approval (CE mark) of our stent technology as these amounts related to proven technology.  This amount will be amortized over the expected life of the technology.

Under U.S. GAAP, research and development expense also includes the cost to purchase rights to unproven technology which may not have alternate future uses.  Under Canadian GAAP the purchase cost of such rights is generally capitalized as an intangible asset. Details of the difference between Canadian and U.S. GAAP are provided in Note 13 to the consolidated financial statements for the fiscal year ended September 30, 2002.

Intangible assets

Our intangible assets are comprised of purchased medical technologies, including those acquired in exchange for the issuance of equity instruments issued by the Company.  We amortize medical technologies on a straight line basis over the estimated life of the technologies, which is generally 5 to 7 years.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Changes in Accounting Policies

Effective July 1, 2001, we changed our accounting policy for recognizing license and research contract fees to be consistent with U.S. GAAP as clarified by Staff Accounting Bulletin 101 (SAB 101) “Revenue Recognition in Financial Statements”, which was issued by the U.S. Securities and Exchange Commission (SEC) in December 1999.  Upfront fees and payments received from licensing transactions are deferred and amortized into revenue on a straight-line basis over the estimated period of our ongoing involvement, as described in Note 2 to the consolidated financial statements for the fiscal year ended September 30, 2002.  Previously, we recognized upfront fees and payments as earned in accordance with the terms of the related agreement which was generally the period the payment was received.  The change has been applied retroactively and all prior periods reported herein have been adjusted accordingly.!  (See Note 3 to the consolidated financial statements for the fiscal year ended September 30, 2002).

Results of Operations

For the year ended September 30, 2002 ("fiscal 2002"), we recorded a net loss of $20.1 million ($1.29 per share).  These results compare with a net loss of $8.3 million ($0.54 per share) and $1.6 million ($0.11 per share) for the fiscal years ended September 30, 2001 ("fiscal 2001") and 2000 ("fiscal 2000"), respectively.  The results of operations for fiscal 2002 were in line with our expectations for the year.  We have incurred annual operating losses since inception.  Future profitability will depend upon the commercial success of our products in major markets worldwide and the achievement of product development objectives.  As at September 30, 2002, we had an accumulated deficit of $60.3 million.

Revenues

Total revenues for fiscal 2002 increased to $7.3 million compared to $1.1 million for fiscal 2001 and $4.8 million for fiscal 2000.  The current year increase is primarily due to the receipt of $6.4 million in milestone payments from Cook and BSC, two of our licensees.  These milestone payments arose upon Cook filing for regulatory approval to market a coated stent using our licensed technology in Europe, and upon the initiation of commercial sales by BSC of the product in certain countries outside of the regulated markets of Europe, the United States and Japan. There were no milestone payments received in fiscal 2001. Fiscal 2000 was the first year we received milestone payments for our out-licensed technologies.

Amortization of deferred revenue related to upfront license fees increased by $194,000 to $884,000 for the current fiscal year, compared to $690,000 and $272,000 respectively for fiscal 2001 and 2000.  In addition, commencement of royalty income from one of our collaborators under the drug-coated stent co-exclusive license began in the last quarter of fiscal 2002 resulting in $8,000 in royalty revenue.

We expect to receive licensing fees and milestone payments in the future from existing and new collaborative arrangements.  The extent and timing of such additional licensing fees and milestone payments, if any, will be dependent upon the overall structure of current and proposed agreements and development progress of licensed technology, including the achievement of development milestones by our collaborative partners.  License and research contract revenue will fluctuate from year to year and cannot be predicted.  We also expect royalty revenue to increase in fiscal 2003.  However, as commercial sales have just recently begun in Europe and other world markets, we are not able to estimate future royalty amounts.

Expenditures

Research and development

In fiscal 2002, research and development expenditures increased to $16.3 million as compared to $15.1 million in fiscal 2001 and $9.6 million in fiscal 2000.  The 8% increase is largely due to increased  license and royalty payments, product manufacturing and growth in research and development staffing and staffing expenses, offset by decreased clinical trials expenses.  License and royalty payments increased to $2.8 million in fiscal 2002 from $97,000 in fiscal 2001 due to certain milestone achievements by our corporate partners during the year.   We expended $2.3 million in fiscal 2002 on the purchase of paclitaxel, contract manufacturing and consumables versus $1.3 million in fiscal 2001, the increase being mostly attributable to bulk purchases of paclitaxel and GMP contract manufacturing of PAXCEED TM for on-going clinical trials.  Research and development staffing costs rose from $3.9 million in fiscal 2001 to! $4.8 million in fiscal 2002 due to increased staffing and staffing costs. Clinical trial expenditures decreased by $3.4 million from $5.2 million in fiscal 2001 to $1.8 million in 2002, primarily due to the completion of the secondary progressive multiple sclerosis clinical trial program in February 2002.  This program was discontinued due to failure of the phase 2 study to meet statistical significance in its primary MRI objective.  In total, the decrease in clinical trial expenditures largely offsets the increased research and development expenditures disclosed above.  All other research and development expenditures, being primarily comprised of patent and external preclinical costs, were comparable to fiscal 2002.

Research and development expenses in fiscal 2001 increased by 57% from fiscal 2000, primarily due to the increased expenditures associated with the secondary progressive multiple sclerosis study. In addition, increased research and development activities at the preclinical stage for other programs also lead to an increase in research and development expenditures.

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program and collaborative research and development on new potential products from the planned Cohesion acquisition. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

General and administrative expenses

General and administrative expenses for fiscal 2002 increased by 65% to $12.1 million compared to fiscal 2001 expenditures of $7.3 million.  The largest increment came from a $2.9 million increase in external professional services related to merger and acquisition due diligence, corporate and securities counsel, and tax planning.  Salaries and benefits increased $1.1 million from $3.6 million in fiscal 2001 to $4.7 million in fiscal 2002.  A large part of the increase in salaries and benefits was related to one time retirement accrual expenses incurred on the retirement of a senior executive.  The remaining increases in expenses is related to expanded corporate activities related to a growing corporate entity and occupancy costs.

General and administrative expenses for fiscal 2001 were 68% higher compared to fiscal 2000.  The increase was a result of our expanded research, product development and business development activities.

For fiscal 2003, a moderate increase in general and administrative expenses is expected as activities increase in support of our expanded research, product development and business development operations and activities on a worldwide basis.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

Amortization

Amortization expense relates to the amortization of property and equipment and medical technologies.  For fiscal 2002, amortization expense increased by $1.0 million, or 49%, compared to fiscal 2001.  This increase primarily relates to the acquisition of medical technology in September 2001, for which a full year of amortization was taken in fiscal 2002.  For fiscal 2001, amortization expense increased by approximately $0.5 million compared to fiscal 2000.  The increase in amortization expense in fiscal 2001 is due to a full year of amortization on the related capital additions in fiscal 2000.

We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002.

Investment and Other Income

A net foreign exchange gain of $629,000 was recorded during fiscal 2002 as compared to a net foreign exchange gain of $6.0 million for fiscal 2001 and a net foreign exchange gain of $3.3 million for fiscal 2000.  The net foreign exchange gains were attributable to the effect of the strengthening U.S. dollar (in comparison to the Canadian dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate increased from 1.58 to 1.59 during fiscal 2002, from 1.51 to 1.58 for fiscal 2001 and from 1.47 to 1.51 in fiscal 2000.  As at September 30, 2002, approximately $0.7 million of the current net foreign exchange gain related to the U.S. dollar-denominated short-term investments was unrealized.  We expect continued fluctuation in the Canada/U.S. dollar exchange rates during the 2003 fiscal year.  See "Liquidity and Capital Resources".

Investment and other income of $3.5 million for fiscal 2002 decreased by $5.7 million compared to fiscal 2001.  This decrease is primarily due to the decline in market yields available on short term investments, declining to an average investment yield of 2.4% for the year ended September 30, 2002 from 5.9% for the same period in 2001, together with a decrease in the balance of cash and cash equivalents and short-term investments.  Interest income in fiscal 2001 increased by $3.2 million as a result of higher cash balances throughout the year as compared to fiscal 2000, even though the average investment return decreased marginally to 5.9% for fiscal 2001 from 6.1% in fiscal 2000.  The Company expects that interest income will continue to fluctuate in relation to cash balances and interest yields.  See "Liquidity and Capital Resources".

Liquidity and Capital Resources

Since inception, we have financed technology acquisitions, research and development activities and capital expenditures primarily from public and private sales of equity securities, proceeds from the licensing of our technology, milestone payments, contract revenue from collaborative research and development agreements with industry partners, funding through government grant programs and interest income. Through September 30, 2002, we had received approximately $193.9 million in net proceeds from the issuance of our equity securities.

At September 30, 2002 we had working capital of approximately $128.0 million and cash resources, comprising cash and cash equivalents and short-term investments in the amount of $136.4 million. In aggregate, our cash resources decreased by $19.7 million from $156.1 million at September 30, 2001.  At September 30, 2002, we retained approximately $104.1 million (U.S. $65.6 million) denominated in U.S. currency compared to approximately $124.4 million (U.S. $78.8 million) at September 30, 2001.

Cash used in operating activities was $15.0 million in fiscal 2002 compared to $9.8 million in 2001 and $6.1 million in 2000.  The annual increases in cash used primarily reflect the increase in our net loss for each year, after adjustments for items not involving cash, to $18.3 million in 2002, compared to $9.4 and $3.4 in fiscals 2001 and 2000 respectively.  Net changes in non-cash working capital items provided cash of $3.3 million in 2002 compared to a use of $0.4 million in cash in 2001 and $2.7 million in 2000.  The changes in non-cash working capital items each year primarily reflects the decrease in accrued interest on short-term investments and changes in accounts payable and accrued liabilities.  Included in accounts receivable at September 30, 2002 was $0.7 million for leasehold inducements which was not reflected in the net change in non-cash working capital items or in investing activities. Also, included in ! accounts payable at September 30, 2002 were amounts relating to capital assets and medical technologies in the amounts of $1.8 million and $2.4 million respectively, which were also not reflected in the net change in non-cash working capital items or in investing activities.

Net cash provided by investing activities was $24.0 million for fiscal 2002 and $6.5 million for fiscal 2001.  Proceeds on maturing short-term investments, net of purchases, were $28.7 million in 2002, compared to $7.3 million in 2001.  This change was due to increased cash requirements to fund current year operating activities in comparison to the prior year.  Cash used in investing activities of $125.0 million in fiscal 2000 was primarily the result of purchasing $157.7 million in short-term investments in that year.  The funds were available for short-term investments due to a public offering in March 2000 which resulted in $128.0 million in net proceeds.

Additions to capital assets in 2002 were $8.3 million, of which $1.8 million was included in accounts payables and accrued liabilities at year end, compared to $0.6 million in 2001.  The current year additions primarily relate to leasehold improvements and office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $2.5 million, of which $1.8 million was received by year end and an additional $0.7 million was receivable at year-end.  The leasehold inducement was deferred and will be amortized over the lease term of 10 years and will be offset against rent expense.

Medical technologies acquired during fiscal 2002 amounted to $2.7 million.  Of this amount, $0.3 million was due to the increase in fair value of warrants that vested, and were exercised in November 2001.  $1.6 million of the fair value of these warrants was capitalized in fiscal 2001.  An additional $2.4 million in medical technologies was capitalized in September 2002 which reflects the payments due to certain licensors upon the European approval of our stent technology.  This amount was paid in November 2002.

Net cash provided by financing activities was $2.3 million in fiscal 2002, compared to $2.4 million in 2001 and $129.2 million in 2000.  The fiscal 2002 and 2001 financing activities were a result of proceeds received from the issuance of common shares on the exercise of stock options though our Employee Stock Option Plan.  In 2001, $0.7 million was received on the exercise of stock options by employees and $128.4 million was received in net proceeds from the U.S. share offering completed in March 2000.

We have no relationships with any “special purpose” entities and we have no commercial commitments with related parties.  The only contractual obligations that we have are in the form of operating leases and future research and development expenditures.

We are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities.  At September 30, 2002, we had an investment portfolio consisting of highly liquid, high-grade investment securities with maturity dates to June 2003, selected based on the expected timing of future expenditures for continuing operations.  If market interest rates were to increase immediately and uniformly by 10% from levels at September 30, 2002, the fair value of the portfolio would decline by an immaterial amount.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk, and therefore we are subject to foreign currency transaction and translation gains and losses.  With a significant portion of our current cash resources denominated in U.S. dollars, a sudden or significant change in foreign exchange rates could have a material effect on our future operating results or cash flows.  If the Canadian dollar were to increase in value by 5% against the U.S. dollar, an unrealized foreign currency translation loss of approximately $5.2 million would occur.  We purchase goods and services in both Canadian and U.S. dollars and to-date, earn a significant portion of our license and milestone revenues in U.S. dollars.  Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

At September 30, 2002, we provided a valuation allowance equal to our future tax asset due to not having established a pattern of profitable operations for income tax reporting purposes.

We expect that our available cash resources, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to satisfy the funding of existing product development programs, and other operating and capital requirements through  the next several years.  Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

Recent Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) issued a new Handbook Section 3062 and the Financial Accounting Standards Board has issued a similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets. Goodwill and indefinite life intangible assets will not be subject to amortization but instead will be assessed for impairment on at least an annual basis. Intangible assets with a finite life will continue to be amortized over their useful lives. Section 3062 will be effective for our fiscal year beginning October 1, 2002. We do not believe the adoption of Section 3062 will have a material effect on the consolidated financial statements.

Effective October 1, 2002, we will adopt the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments and will implement the disclosure only provision for stock options granted to employees. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The standard encourages the use of a fair value based method for all other awards gr! anted to employees, but other methods of accounting for such stock options granted to employees can be used. However, if a method other than the fair value based method is used to account for awards granted to employees, the Company must provide pro forma net loss and loss per share information as if the fair value method had been used.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Statements regarding the proposed transaction between us and Cohesion, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance pa! rtners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

Additional factors relating to the Cohesion transaction include: the inability to consummate the transaction; the inability to obtain all necessary regulatory and shareholder approvals; the inability to successfully integrate Cohesion’s operations and employees; the inability to realize anticipated synergies and cost savings; the inability to obtain assignment for licenses with third parties;  and difficulties or delays in obtaining regulatory approvals to market products and services resulting from the combined companies development efforts.

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for the next several years, our funding needs may vary depending upon a number of factors including: the acquisition of Cohesion; progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights and technological and market developments. Consequently, we may need to raise substantial additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to ! obtain marketing approval.  In such an event, we intend to seek additional funding through public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Managements’  Responsibility  for Financial Reporting

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors.

In support of this responsibility, management maintains a system of disclosure controls and procedures and internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts, which are based on the best estimates and judgments of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Ernst & Young, LLP conduct an independent examination, in accordance with Canadian and U.S. generally accepted auditing standards, and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

/s/ William L. Hunter, President and CEO

/s/ David M. Hall, CFO